Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

ULTRAPAR PARTICIPAÇÕES S.A.
State Registration [NIRE] No. 35.300.109.724
Taxpayer ID [CNPJ/MF] No. 33.256.439/0001-39
Publicly-Traded Company

Special Shareholders’ Meeting
Convening Notice

The Shareholders of Ultrapar Participações S.A. (“ULTRAPAR”) are hereby called to convene at the Special Shareholders’ Meeting to be held on December 18, 2007, at 7:00 p.m., at the company’s headquarters located at Avenida Brigadeiro Luiz Antonio, 1.343, 9th floor, in the City of São Paulo, State of São Paulo, to resolve on the transactions of exchange of shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI”) by ULTRAPAR (“Share Exchange Transactions”), with the following agenda: (a) approval of the terms and conditions of the “Protocol and Justification of the Exchange of Shares issued by Refinaria de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.”, and exhibits thereto, signed by the executive officers of RPI and ULTRAPAR on November 09, 2007, the “Protocol and Justification of the Exchange of Shares issued by  Distribuidora de Produtos de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.”, and exhibits thereto, signed by the executive officers of DPPI and ULTRAPAR on November 09, 2007, and the “Protocol and Justification of the Exchange of Shares issued by Companhia Brasileira de Petróleo Ipiranga by Ultrapar Participações S.A.”, and exhibits thereto, signed by the executive officers of CBPI and ULTRAPAR on November 09, 2007, respectively; (b) ratification of the engagement of Deutsche Bank Securities Inc. (“Deutsche Bank”) to valuate RPI, DPPI, CBPI and ULTRAPAR, based on the prospect  of future profitability, for the purposes of article 252, paragraphs 1 and 3, of the Brazilian Corporate Act; (c) approval of the capital increase resulting from the Share Exchange Transactions; (d) approval of the amendment of the caput and paragraph 1 of article 5 of company’s bylaws; and (e) authorization for the Executive Officers to take the required actions to formalize the Share Exchange Transactions before governmental authorities and third parties in general.

Holders of nominative shares that are held in collective custody, in order to attend the Special Shareholders Meeting, must provide a shareholder position statement a minimum of two working days in advance of the meeting date, showing the respective shareholding, provided by the custodial body.

The shareholder’s position as the holder of common shares shall be proven by consultation of the share registry book.

Shareholders may be represented at the Special Shareholders Meetings by a proxy constituted less than a year in advance, being the proxy a shareholder, company manager, lawyer, financial institution or investment fund manager, who represents the holders of the funds under management, the presentation of the respective power of attorney being required, which must be deposited at Company Headquarters with the Investor Relations Department by 5 p.m. on December 17, 2007, otherwise the proxy shall not be authorised to act.

São Paulo, November 14, 2007

Paulo Guilherme Aguiar Cunha
Chairman of the Board of Directors

This document relates to a proposed transaction involving Ultrapar Participações S.A. (“Ultrapar”), Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI” and together with RPI and DPPI, the “Target Companies”). In connection with the proposed transaction, Ultrapar has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (File no. 333-146406) (the “Registration Statement”) to register Ultrapar preferred shares to be issued in the proposed transaction and that includes a prospectus of Ultrapar. Ultrapar has also filed, and intends to continue to file, additional relevant materials with the SEC. The Registration Statement and the related prospectus contain important information about Ultrapar, the Target Companies, the proposed transaction and related matters.  Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Ultrapar has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Ultrapar will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. SHAREHOLDERS OF THE TARGET COMPANIES ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.